Exhibit 99.1

IAMGOLD completes redemption of long-term debt due in 2020

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

TORONTO, April 3, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has completed the early redemption of its $489 million of outstanding 6.75% Senior Notes due in October 2020 (the "Existing Notes").  The redemption was funded from the net proceeds of its recent issue of $400 million aggregate principal amount of 7.00% Senior Notes due in 2025 (the "Notes") and cash on hand.

"With this redemption and the issuance of a smaller amount of debt with an extended due date of April 15, 2025, our capital structure continues to support our ability to fund our growth pipeline," commented Carol Banducci, Executive Vice President and CFO.  "Investors should note that the timing of today's redemption occurs after the end of the first quarter 2017.   Therefore as of March 31, 2017, both issues of debt were outstanding coupled with a higher pre-redemption cash balance.  By extending the maturity of $400 million of debt to 2025, the Company has significantly enhanced its ability to fund its pipeline of internal growth opportunities."

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, including the intended use of proceeds from this offering to redeem the Existing Notes. They are forward-looking because they are statements about the future that are based on what the Company knows and expects today. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, including, but not limited to risks discussed in the risk factors section in IAMGOLD's latest annual information form. Accordingly, readers should not place undue reliance on forward-looking statements. IAMGOLD disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

SOURCE IAMGOLD Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/03/c8588.html

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738 Mobile: (647) 967-9942; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:58e 03-APR-17